                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                            Report of Foreign Issuer


                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                           For the Month of July 2002


                           PETROLEUM GEO-SERVICES ASA
               ---------------------------------------------------
                 (Translation of registrant's name into English)


                                  Strandveien 4
                                 N-1366 Lysaker
                                     Norway
               ---------------------------------------------------
                    (Address of principal executive offices)


                  [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

                          Form 20-F [X] Form 40-F [ ]

                  [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

                                Yes [ ]  No [X]

                  THIS REPORT ON FORM 6-K IS HEREBY INCORPORATED BY REFERENCE IN THE REGISTRATION STATEMENT OF PETROLEUM GEO-SERVICES ASA ON FORM S-8 (SEC REGISTRATION NO. 333-6420) AND IN THE PROSPECTUSES CONSTITUTING PART OF THE REGISTRATION STATEMENT OF PETROLEUM GEO-SERVICES ASA ON FORM F-3 (SEC REGISTRATION NO. 333-90379) AND PART OF THE REGISTRATION STATEMENT OF PETROLEUM GEO-SERVICES ASA ON FORM F-4 (REGISTRATION NO. 333-9702).

         On July 1, 2002, Moody's Investors Service, Inc. downgraded our senior unsecured debt to Ba1, its highest non-investment grade credit rating, and stated that the credit rating outlook was developing. At that date, Standard & Poor's Ratings Services, a division of The McGraw-Hill Companies, Inc., had rated our senior unsecured debt at BBB-, its lowest investment grade credit rating, and had placed that credit rating on credit watch with negative implications, and Fitch IBCA, Duff & Phelps had rated our senior unsecured debt at BBB-. If one or more rating agencies continue to rate our debt or trust preferred securities below investment grade, we may have difficulty obtaining financing and our cost of obtaining additional financing or refinancing existing debt may be increased significantly. Moody's downgrade on July 1, 2002 has caused the interest rate on our $250.0 million short-term bank facility to increase by 3.5%. If Standard & Poor's also downgrades our credit rating to below investment grade, we may be required to provide collateral or other credit support to one or more lessors or other parties under U.K. leasing arrangements, which could adversely affect our liquidity.

         Credit rating downgrades to below BB+ or Ba1 by Standard & Poor's or Moody's, respectively, would require us to increase by 30% the quarterly redemption of the mandatorily redeemable cumulative preferred securities of a subsidiary which owns a portion of our multi-client library. If those credit ratings remain for a prescribed period of time or deteriorate below BB- or Ba3, respectively, we must increase the quarterly redemption of the preferred securities to an amount equal to 100% of the actual revenue recognized from the licensing of the data held by that subsidiary. In addition, if Standard & Poor's or Moody's downgrades our credit rating to below BB or Ba2, respectively, we may be required to repurchase certain of the data held by that subsidiary.

                                   SIGNATURES

                  Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                        PETROLEUM GEO-SERVICES ASA
                                        --------------------------
                                                (Registrant)


                                        By:   /s/ J. Christopher Boswell
                                           -------------------------------------
                                                  J. Christopher Boswell
                                               Senior Vice President and Chief
                                                    Financial Officer


                                        By:      /s/ William E. Harlan
                                           -------------------------------------
                                                     William E. Harlan
                                        Vice President, Chief Accounting Officer
                                                      and Controller


Date:    July 3, 2002

                                       3